Exhibit 99.1

Sequans Communications Announces First Quarter 2011 Financial Results

PARIS, France – April 28, 2011 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers worldwide, today announced its financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights:

All figures are unaudited and reported in U.S. dollars in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Condensed and consolidated financial tables are provided at the end of this release.

Revenue: Revenue of $25.4 million increased 11% compared to the fourth quarter of 2010 and 149% compared to the first quarter of 2010.

Operating income (loss): Operating income of $2.3 million increased 302% compared to the fourth quarter of 2010, and represented 8.9% of revenue, compared to an operating loss of $2.2 million in the first quarter of 2010.

Net profit (loss): Net profit was $1.9 million, or $0.07 per diluted share/ADS, compared to a net loss of $2.8 million, or $(0.10) per diluted share/ADS in the fourth quarter of 2010 and a net loss of $1.4 million, or $(0.06) per diluted share/ADS in the first quarter of 2010.

In millions of $US except percentages, shares and per share amounts	Key Metrics
	Q1 2011	%*	Q4 2010	%*	Q1 2010	%*
Revenue	$25.4		$22.9		$10.2
Gross profit	13.0	51.2%	11.5	50.4%	6.0	58.7%
Operating income (loss)	2.3	8.9%	0.6	2.5%	(2.2)	(21.5%)
Net profit (loss)	1.9	7.5%	(2.8)	(12.1%)	(1.4)	(13.3%)
Diluted EPS/ADS	$0.07		$(0.10)		$(0.06)
Number of diluted shares/ADS	29,164,738		26,721,605		23,696,452
Cash flow from (used in) operations	0.3		7.9		(1.7)

Additional information:
Stock-based compensation included in operating result	0.5		0.3		0.3
Non-IFRS diluted EPS (excludes stock-based compensation)	$0.08		$(0.09)		$(0.05)

*	Percentage of revenue

“Our first quarter results reflect continued strong demand for 4G devices to support bandwidth-intensive mobile data applications,” said Georges Karam, Sequans CEO. “In particular, we are benefitting from our position as the 4G chip supplier to HTC’s EVO 4G and EVO Shift smartphones. Our growth is also being fueled by our customers serving emerging markets with devices that enable basic broadband connectivity to the home or enterprise. We are pursuing additional design wins that would further diversify our customer base, and we are involved in LTE trials in key markets such as China and India. Meanwhile, we are able to generate substantial operating leverage by carefully managing the growth in operating expenses and capitalizing on our depth of experience in 4G by shifting resources as the technologies evolve.”

Sequans reports first quarter 2011 financial results

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the first quarter of 2011 today, April 28, 2011 at 8:00 a.m. EDT / 14:00 CEST. To participate in the live call, analysts and investors should dial 800-288-8961 (or +1 612-332-0637 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until May 28, 2011, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 202031.

Use of Non-IFRS Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-IFRS measures have limitations in that the non-IFRS measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-IFRS financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. The company is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, and China.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (xii) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports first quarter 2011 financial results

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports first quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31,	December 31,	March 31,
	2011	2010	2010
Revenue:
Product revenue	24,845	22,140	8,855
Other revenue	545	724	1,323

Total revenue	25,390	22,864	10,178

Cost of revenue
Cost of product revenue	12,300	11,247	4,114
Cost of other revenue	85	85	85

Total cost of revenue	12,385	11,332	4,199

Gross profit	13,005	11,532	5,979

Operating expenses:
Research and development	6,014	5,402	4,514
Sales and marketing	3,144	4,143	2,855
General and administrative	1,588	1,425	796

Total operating expenses	10,746	10,970	8,165

Operating income (loss)	2,259	562	(2,186)

Financial income (expense):
Interest income (expense), net	(184)	(332)	(204)
Foreign exchange gain (loss)	(149)	(557)	1,017
Change in the fair value of Category E convertible notes option component	—	(2,282)	18

Profit (Loss) before income taxes	1,926	(2,609)	(1,355)

Income tax expense (benefit)	30	150	—
Profit (Loss)	1,896	(2,759)	(1,355)
Attributable to:
Shareholders of the parent	1,896	(2,759)	(1,355)
Minority interests	—	—	—

Basic earnings (loss) per share	$0.07	($0.10)	($0.06)

Diluted earnings (loss) per share	$0.07	($0.10)	($0.06)

Number of shares used for computing:
— Basic	27,723,199	26,721,605	23,696,452
— Diluted	29,164,738	26,721,605	23,696,452

Sequans reports first quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At March 31,	At December 31,
(in thousands of US$)	2011	2010
ASSETS
Non-current assets
Property, plant and equipment	6,473	5,291
Intangible assets	3,670	3,144
Loan and other receivables	1,577	1,485
Available for sales assets	460	432

Total non-current assets	12,180	10,352

Current assets
Inventories	11,773	8,768
Trade receivables	11,882	14,163
Prepaid expenses and other receivables	3,370	3,333
Recoverable value added tax	833	1,361
Research tax credit receivable	2,701	2,001
Cash and cash equivalents	9,865	9,739

Total current assets	40,424	39,365

Total assets	52,604	49,717

EQUITY AND LIABILITIES
Equity
Issued capital	714	710
Share premium	68,657	68,972
Other capital reserves	5,657	5,194
Accumulated deficit	(52,366)	(54,262)
Accumulated other comprehensive income (loss)	500	85

Total equity	23,162	20,699

Non-current liabilities
Government grant advances and interest-free loans	1,010	1,278
Provisions	204	184

Total non-current liabilities	1,214	1,462

Current liabilities
Trade payables	12,999	15,508
Interest-bearing loans and borrowings	7,560	3,564
Government grant advances and interest-free loans	1,264	1,889
Other current liabilities	5,200	5,270
Deferred revenue	886	893
Provisions	319	432

Total current liabilities	28,228	27,556

Total equity and liabilities	52,604	49,717

Sequans reports first quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
(in thousands of US$)	2011	2010

Operating activities
Profit (Loss) before income taxes	1,926	(1,355)
Non-cash adjustment to reconcile income (loss) before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	848	545
Amortization and impairment of intangible assets	457	253
Share-based payment expense	463	282
Increase (Decrease) in provisions	(93)	(58)
Change in fair value of Category E convertible notes option component	—	(18)
Financial expense	55	176
Foreign exchange loss (gain)	467	(1,165)
Interest free financing benefit	10	(216)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	2,885	(2,076)
Decrease (Increase) in inventories	(3,005)	(1,903)
Decrease (Increase) in research tax credit receivable	(700)	(249)
Increase (Decrease) in trade payables and other liabilities	(2,526)	3,809
Increase (Decrease) in deferred revenue	(7)	96
Increase (Decrease) in government grant advances	(358)	310
Income tax paid	(84)	(61)
Net cash flow from (used in) operating activities	338	(1,630)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,967)	(1,048)
Purchase of financial assets	(120)	(57)
Net cash flow used in investments activities	(3,087)	(1,105)

Financing activities
Proceeds from issue of shares and warrants, net of transaction costs	252	83
Proceeds from borrowings	3,910	—
Initial Public Offer costs paid	(563)	—
Interest paid	(184)	(153)
Proceeds from interest-free loan	—	789
Repayment of interest-free loans	(546)	(357)
Net cash flows from (used in) financing activities	2,869	362
Net increase (decrease) in cash and cash equivalents	120	(2,373)
Net foreign exchange difference	6	0
Cash and cash equivalent at January 1	9,739	7,792
Cash and cash equivalents at year end	9,865	5,419

Sequans reports first quarter 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	March 31, 2011			December 31,	March 31,
				2010	2010
	GAAP (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS	Non-IFRS

Revenue :
Product revenue	24,845		24,845	22,140	8,855
Other revenue	545		545	724	1,323

Total revenue	25,390	—	25,390	22,864	10,178

Cost of revenue
Cost of product revenue	12,300	12	12,288	11,236	4,109
Cost of other revenue	85		85	85	85

Total cost of revenue	12,385	12	12,373	11,321	4,194

Gross profit	13,005	(12)	13,017	11,543	5,984

Operating expenses :
Research and development	6,014	136	5,878	5,218	4,385
Sales and marketing	3,144	181	2,963	4,054	2,730
General and administrative	1,588	134	1,454	1,383	772

Total operating expenses	10,746	451	10,295	10,655	7,887

Operating income (loss)	2,259	(463)	2,722	888	(1,903)

Financial income (expense):
Interest income (expense), net	(184)		(184)	(332)	(204)
Foreign exchange gain (loss)	(149)		(149)	(557)	1,017
Change in the fair value of Category E convertible notes option component	—		—	(2,282)	18

Profit (Loss) before income taxes	1,926	(463)	2,389	(2,283)	(1,072)

Income tax expense (benefit)	30		30	150	—
Profit (Loss)	1,896	(463)	2,359	(2,433)	(1,072)
Attributable to :
Shareholders of the parent	1,896		2,359	(2,433)	(1,072)
Minority interests	—			—	—

Basic earnings (loss) per share	$0.07		$0.09	($0.09)	($0.05)

Diluted earnings (loss) per share	$0.07		$0.08	($0.09)	($0.05)

Number of shares used for computing:
— Basic	27,723,199		27,723,199	26,721,605	23,696,452
— Diluted	29,164,738		29,164,738	26,721,605	23,696,452

(*)	Adjustments related to stock based compensation expenses according to IFRS 2